Exhibit 99.317

 Nextech AR Solutions Corp. Announces Board and Management Changes

Reiterates full-year revenue guidance supported by continued investment in people, technology and innovation

Vancouver, Canada – May 21, 2021 – Nextech AR Solutions Corp. (“Nextech”or the Company”) (NEO: NTAR.NE) (OTC: NEXCF) (CSE: NTAR) today announces changes to its Board of Directors and senior management team. Kashif Malik, Chief Financial Officer, is resigning from his role to pursue a new opportunity. The Company has initiated a search for a permanent Chief Financial Officer with the capabilities and qualifications to help accelerate the Company’s transformation. On an interim basis, Eugen Winschel, Nextech’s Chief Operating Officer, will assume the global finance leadership position in addition to his current responsibilities.

Nextech is also pleased to announce several new senior management appointments - listed below- designed to further align the continued development of the Company’s augmented reality (“AR”) portfolio and digital experience platform with its growing, global customer base. In addition, Paul Duffy, President and Head of the newly formed Company’s Entertainment Business Unit, is appointed Chairman of the Board of Nextech AR Solutions.

“On behalf of Nextech, I would like to thank Kashif for his dedication and significant contributions over the last two years during which the Company met many milestones and enjoyed tremendous growth,” said Evan Gappelberg, Founder and CEO of the Company. “I wish Kashif the very best in his future endeavors and also look forward to announcing our new CFO in due course.”

“As a rapidly growing company, we continuously look for ways to improve our governance practices to ensure alignment with stakeholder interests. I’m very pleased to report that Paul Duffy-  who has been with me from the very beginning of the Company - will now serve as Chairman of the Board in my stead. Paul’s vision for Nextech - and for the power of augmented reality in everyday life - is matched only by our own, and we will benefit from his leadership in this capacity”.

“Following a record first quarter, I cannot be more excited for the progress we are making this year in our overall business. Our bench strength in our global team and continued investment in innovation gives us the confidence to deliver on our near and long-term goals. We expect to achieve C$50 million in total revenue this year - with a more favourable revenue mix lumped into the second half of the year and especially the seasonally strong fourth quarter - while demonstrating the scalability of our platforms. The changes we announced today will help us realize our significant growth goals and continued AR leadership position for tomorrow and beyond.”

Other Key Appointments Include:

Chris Burton, Executive Vice President, Head of Global Sales

Chetwyn Rodrigo, Senior Vice President, Platform Development, Service & Support

Rob Christie, Senior Vice President, Product Innovation

Yau Boon Lim, Global Head of Ecosystem & Channel

Deta Constantine, Chief Human Resources Officer (CHRO)

On behalf of the Board of Nextech AR Solutions Corp.

Evan Gappelberg

CEO and Director

For further information, please contact:

investor.relations@Nextechar.com

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About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward -looking information that are incorporated by reference herein, except as required by applicable securities laws.